"PUBLIC"

15049679

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED MAR 03 2015 WASH., D.C. 201

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67644

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seven Points Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

805 Third Avenue - 15th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Mangieri (212) 760-0760
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sylvia Yehezkel - Yehezkel CPA, LLC
(Name – *if individual, state last, first, middle name*)

315 Madison Ave - Ste 1804	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

*mx KW 3/17

OATH OR AFFIRMATION

I, GARY ROTH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SEVEN POINTS CAPITAL, as of FEBRUARY, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Gary Roth
Signature

PARTNER
Title

Notary Public

SAMI MILUSH
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01M1628442
Qualified in Bronx County
Commission Expires June 17, 2017

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

YEHEZKEL
CERTIFIED PUBLIC ACCOUNTING

315 Madison Avenue
STE 1804
New York, NY 10017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Seven Points Capital, LLC

We have audited the accompanying statement of financial condition of Seven Points Capital, LLC (a Limited Liability Company) as of December 31, 2014, which is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Seven Points Capital, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Seven Points Capital as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Yehezkel CPA LLC

New York, NY

March 1, 2015

SEVEN POINTS CAPITAL, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

Assets		
Cash	$	387,483
Restricted cash		47,966
Deposits with clearing organizations (cash of $1,329,183 and securities with the fair value of $0)		1,329,183
Receivables from clearing brokers and other broker dealers		820,339
Secured demand note		400,000
Prepaid expenses, other receivables and other assets		43,763
Property and equipment, net		39,609
Total Assets	$	3,068,343
Liabilities and Members' Equity		
Accounts payable	$	98,790
Accrued liabilities		45,408
Commissions and salaries payable		184,459
Payable to broker/dealers		652,722
Line of credit drawn		43.448
Deposit payable-related party		50,212
Securities sold, not yet purchased, at fair value		11,350
Deferred rent		23,878
Other liabilities		32,721
Total Liabilities		1,142,988
Subordinated Liabilities and Members' Equity		
Liabilities subordinated to claims of general creditors		400,000
Members' Equity		1,525,355
Total Subordinated Liabilities and Members' Equity		1,925,355
Total Liabilities and Members' Equity	$	3,068,343

The accompanying notes are an integral part of these financial statements.

SEVEN POINTS CAPITAL, LLC
(A LIMITED LIABILITY COMPANY)

Notes to Financial Statements

1. Organization and Business

Seven Points Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ('FINRA"), the Municipal Securities Rulemaking Board ("MSRB"), the Securities Investor Protection Corporation ("SIPC") The Company is registered with eleven state jurisdictions.

The Company is also an introducing broker ("IB") registered with the Commodity Futures Trading Commission ("CFTC") and the National Futures Association ("NFA").

The Company's principal business activities include executing equity, option and municipal securities on behalf of customers as an introducing broker, and principal trading municipal and equity securities for its proprietary account. The Company has entered into clearing agreements with other broker/dealers (the "Clearing Brokers") which provides for all securities transactions to be cleared through the Clearing Brokers on a fully disclosed basis.

The Company was organized as a limited liability company under the laws of the State of New York on March 2, 2007.

2. Summary of Significant Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company considers all debt securities purchased with a maturity of three months or less, as well as money market funds, to be cash equivalents.

Securities Owned - Securities transactions and the related revenue and expenses are recorded on the trade date, as if they had settled. Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management.

Summary of Significant Accounting Policies (Continued)

Property and Equipment - Property and equipment, including improvements that significantly add to the productive capacity or extend useful life, are recorded at cost, while maintenance and repairs are expensed currently. Property and equipment are depreciated over their useful lives using the straight-line method of depreciation. Computer equipment are amortized or depreciated over three years. Furniture is depreciated over seven years. Leasehold improvements are depreciated over the lesser of the useful life, or the remaining term of the leased property, which is five years. Depreciation expense for the year ended December 31, 2014 was $12,150.

Revenue Recognition - Commissions on trades executed on behalf of customers related to securities traded on exchanges registered with the SEC are recorded on a trade date basis as required by accounting principles generally accepted in the United States of America. Commissions earned from other trading activities are recorded as transactions are closed between buyers and sellers. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. ECN and floor brokerage credits are recorded on a trade date basis.

Fair Value

Fair Value Hierarchy:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

SEVEN POINTS CAPITAL, LLC
(A LIMITED LIABILITY COMPANY)

Notes to Financial Statements

Summary of Significant Accounting Policies (Continued)

Fair Value (Continued)

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair Value Measurements:

On December 31, 2014, the Company held a Short Position consisting of two Mutual Funds valued at $11,350.These securities are valued using quoted market prices and categorized in Level 1 of the fair value hierarchy.

Income Taxes - The Company is a limited liability company taxed as a partnership, as such, is not subject to federal or state income taxes as all taxable income and losses and relevant deductions flow through to the partners. The Company is, however, subject to the New York City Unincorporated Business Tax ("UBT") on non-exempt income and California Franchise Tax on revenue sourced to California. For 2014 the company does not expect to owe any UBT or California Franchise Tax.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. With few exceptions, the measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company's practice is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had no accrual for interest or penalties on the Company's balance sheets at December 31, 2014, and has not recognized interest and/or penalties in the statement of operations for the year ended December 31, 2014.

For the year ended December 31, 2014, management has determined that there are no material uncertain tax positions.

The Company's reports of operations for years 2011 through 2013 are open to review by the tax authorities.

Notes to Financial Statements

3. **Receivables and Payables to Clearing Brokers and Clearing Organization.**

The clearing and depository operations for customers and its proprietary securities transactions are provided by the Clearing Brokers pursuant to a clearance agreement. At December 31, 2014, the amount due from the Clearing Broker represents cash deposits maintained at the Clearing Broker and commission and trading revenues earned as an introducing broker for the transactions of its customers and its proprietary accounts, net of clearing expenses.

We reduce the carrying amount of receivables by an allowance for credit losses that reflects our best estimate of the amounts that will not be collected. We individually review each vendor balance where all or a portion of the balance exceeds 90 days from the invoice date. Based on our assessment of the organization's current creditworthiness, we estimate the portion, if any, of the balance that will not be collected. At December 31, 2014 the allowance for doubtful accounts was zero.

4. **Property and equipment, net**

Property and equipment at December 31, 2014 consist of the following:

Computer Equipment	$	41,713
Leasehold Improvements		1,492
Furniture		21,667
Total cost		64.,872
Less: Accumulated depreciation and amortization		(25,263)
Net value at December 31, 2014	$	39,609

5. **Commitments and Contingencies**

The Company has signed a 64 month operating lease, commencing March 2012, for its New York City office. The lease requires monthly payments of $11,476. Straight line rent expense under this lease for 2014 totaled $137,710. As a security deposit, the Company has provided a letter of credit in the amount of $45,900, secured by cash, which is included in restricted cash on the Statement of Financial Condition.

The rent expense associated with this lease contains an escalation, operating expense, and an abatement clause that is recorded on a straight line basis over the lease term. The difference between the rent paid per the lease agreement and the straight-line rent expense is recorded as deferred rent liability and included in other liabilities in the statement of financial condition. At December 31, 2014, the deferred rent liability was $23,878.

The company is subject to various monthly minimum clearance charges at their clearing firms, ranging from $5,000 to $25,000.

Commitments and Contingencies (Continued)

Operating Leases

In addition, the Company has an obligation under an operating lease with a term of three years ending December 2014 in Matawan, New Jersey. Aggregate annual rental expense for office space at this location was $27,000 for 2014. The lease was extended for an additional 6 months until June 30, 2015 and requires monthly payments of $2,250.

Finally, the Company re-entered into a one year lease ending June 30, 2015 in Flemington New Jersey. Base monthly rent is $948. Aggregate annual rental expense for office space at this location was $11,379 in 2014.

The approximate minimum lease payments for these leases are as follows for the years ended December 31:

2015	$ 164,038
2016	138,360
2017	93,117
	$ 395,515

Litigation

The Company is a defendant in a lawsuit initiated by a real estate broker claiming fees owed to it by the Company for its present office space. The Company believes the suit is without merit. While the ultimate outcome is not presently determinable, it is the opinion of management that the resolution of outstanding claims will not have a material adverse effect on the statement of financial position or results of operations of the Company.

6. Regulatory

In 2013, the Company signed and FINRA accepted an Acceptance, Waiver, and Consent agreement ("AWC). Without admitting or denying the charge, the Company consented to a censure and fine of $35,000 for certain alleged violations concerning stock locate rules. The Company is paying the balance of the fine over a 2 year period, commencing October 5, 2013, at a rate of 3% over prime. The remaining unpaid balance of $10,176 is included in other liability at December31, 2014. The company is currently undergoing a routine sales practice examination conducted by FINRA.

7. Concentrations

The Company maintains cash balances at financial institutions subject to Federal Deposit Insurance Corporation ("FDIC") regulations. At times, amounts exceed the FDIC insurance limit of $250,000. As of December 31, 2014 the Company's cash balances on deposit did not exceed FDIC insured limits.

One clearing broker accounted for approximately 61.7% of the Company's receivable from broker dealer and clearing organizations balance as of December 31, 2014. The Company does not expect to incur any losses regarding this concentration.

8. Soft Dollar Arrangements

The Company has in place soft dollar agreements with five clients. Through the Company's soft dollar program, clients are able to use commission dollars to pay for qualified services. At December 31, 2014, other liabilities included $22,549 under these arrangements.

9. Subordinated Borrowings

The borrowing under subordination agreements at December 31, 2014, consists of a secured demand note collateral agreement with a principal of $400,000 that matures on April 6, 2015. The note is collateralized by cash and securities whose collateral value, as defined, was $437,938 at December 31, 2014. Interest payable on the note is equal to the interest earned on the securities collateralizing the note.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be prepaid or repaid upon maturity.

10. Line of Credit

The Company maintains a collateralized (personally guaranteed by the members) line of credit with the J.P. Morgan Chase Bank, for up to $100,000 at the rate determined by the lender when funds are borrowed. At December 31, 2014, the Company had an outstanding balance due on the line of credit of $43,448 and the interest rate was 5.10 % at that date.

11. Related Party Transactions

The Company in 2011 had received $100,000 from two of its registered representatives to be used as a deposit at one of the Company's clearing brokers. The deposit is in place as long as the registered representative is employed by the Company. During 2014, one of the registered representatives left the Company and was repaid $50,000 less approximately $5000 of expenses paid by the Company and allocable to the registered representative.

12. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital, as defined, of $1,762,782, which was $1,662,782 in excess of its required minimum net capital of $100,000.

13. Off-Balance Sheet Risk

Pursuant to the clearance agreements, the Company introduces all of its securities transactions to a Clearing Broker on a fully-disclosed basis. All of the customers' and proprietary money balances and long and short security positions are carried on the books of the Clearing Brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the Clearing Brokers for losses, if any, which the Clearing Broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Brokers monitor collateral on the customers' accounts.

In the normal course of business, the Company's trading activities involve the execution, settlement, and financing of various customer and proprietary securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or contra-broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.